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EXHIBIT 99.5



                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766

ACE REPORTS ON ITS OPERATIONS, WHICH INCLUDES A 20.7% INCREASE IN REVENUE IN ITS
 THIRD QUARTER AND A 22.7% INCREASE IN ITS REVENUE FOR THE FIRST NINE MONTHS OF
                                      2007

VALLEY STREAM, NY - (Business Wire) - November  8, 2007

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its third quarter and first nine months of September 30, 2007.

Third quarter
                                                         2007            2006
                                                     -----------    -----------
Revenue (A)                                          $ 1,639,182    $ 1,357,655

Cost of Revenues                                       1,050,799        918,632
                                                     -----------    -----------
Gross Profit (B)                                         588,383        439,023
Selling, general & Administrative expenses (C)           869,277        459,791
                                                     -----------    -----------
Loss from operations                                    (280,894)       (20,768)
                                                     ===========    ===========
Net Loss (D)                                            (275,164)       (19,286)
                                                     ===========    ===========
Net Loss per common share                            $      (.03)             -
                                                     ===========    ===========
Weighted Average common shares                         8,015,708      7,389,442
                                                     ===========    ===========

                                                     ===========    ===========

First Nine Months
                                                         2007            2006
                                                     -----------    -----------
Revenue (A)                                          $ 4,322,848    $ 3,521,251

Cost of Revenues                                       2,876,397      2,448,096
                                                     -----------    -----------
Gross Profit  (B)                                      1,446,451      1,073,155
Selling, general & Administrative expenses (C)         2,004,185      1,330,275
                                                     -----------    -----------
Loss from operations                                    (557,734)      (257,120)
                                                     ===========    ===========
Net Loss (D)                                            (535,710)      (254,767)
                                                     ===========    ===========
Net Loss per common share                                  (0.07)         (0.04)
                                                     ===========    ===========
Weighted Average common shares                         8,018,885      6,859,859
                                                     ===========    ===========

                                                     ===========    ===========

----------
(A) The increases in revenues in 2007 were primarily due to Ace utilizing additional sales representatives to obtain additional customers and Ace's new and existing customers buying products with higher average prices.

(B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold. Increased margins were primarily attributable to Ace retaining a sales coach to assist its sales representatives with techniques to sell products at higher prices as trusted advisors.

(C) Selling, general, and administrative expenses were $869,277 in the three months ended September 30, 2007 compared to $459,791 in the same three months of 2006. Selling, general, and administrative expenses were $2,004,185 in the nine months ended September 30, 2007 compared to $1,330,275 in the same nine months of 2006. Such costs include payroll and related expenses, commissions, insurance, rents, professional, consulting and public awareness fees. For the three months ended September 30, 2007, the overall increase of $409,486 was primarily due to a $99,420 increase in salaries, commissions and other compensation paid to our employees to sustain our growth and a $280,865 increase in stock based compensation. For the nine months ended September 30, 2007, the overall increase of $673,910 was primarily due to a $290,569 increase in salaries, commissions and other compensation paid to our employees to sustain our growth, one time cash fees for public awareness/investor relations of approximately $45,000 and a $277,719 increase in stock based compensation.


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(D)    For the three months ended September 30, 2007 we incurred a loss before income taxes of $275,164 as compared to a loss before income taxes of $19,286 for the same three months in 2006. The increase in the pre-tax loss for the three month period ended September 30, 2007 as compared to the comparable period in 2006 is primarily attributable to an increase in stock based payments (non-cash) of approximately $281,000, which was as a result of grants to certain officers of the Company for a bonus in connection with extension of employment contracts. For the nine months ended September 30, 2007 we incurred a loss before income taxes of $535,710 as compared to a loss before income taxes of $254,767 for the same nine months in 2006. The increase in the pre-tax loss for the nine month period ended September 30, 2007 as compared to the comparable period in 2006 is primarily attributable to an increase in stock based payments (non-cash) of approximately $268,000, which was as a result of grants to certain officers of the Company for a bonus in connection with extension of employment contracts. It also includes a one time cash fee for public awareness/investor relations of approximately $45,000.

       Our results of operations for the three and nine months ended September 30, 2007 were significantly impacted as a result of a non-recurring (non-cash) stock option grant to certain officers of the Company in consideration of extending their employment contract. The option grant resulted in a charge of approximately $260,000 to the three and nine month periods ended September 30, 2007. Our stock-based payments to employees and consultants can vary period to period based upon the terms of the underlying grants. For comparison purposes, the three months ended September 30, 2007 and 2006, income before income taxes, excluding stock-based payments of $303,686 and $22,821, was $28,522 and $3,535, respectively, and for the nine months ended September 30, 2007 and 2006,
       (loss) before income taxes, excluding stock-based payments of $354,853 and $87,134, was ($108,857) and ($167,633), respectively.

       No benefit for income taxes is provided for in 2007 and 2006 due to the full valuation allowance on the net deferred tax assets as a result of the uncertainty of the future realization of deferred tax assets. As a result our pre-tax loss and net loss are the same.

ABOUT ACE MARKETING

Ace Marketing & Promotions, Inc. is a premier Promotional Marketing solutions company. Its Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. In addition Ace has also added several new revenue stream models. The long-term strategic plan is for Ace find new opportunities while leveraging its core competencies.

For additional information, a copy of Ace's Form 10-QSB can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

_________________
CONTACT:
   Ace - Valley Stream, NY.
  Michael Trepeta, President - 516-256-7766